UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 3)

CONCORD CAMERA CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

206156101

(CUSIP Number)

Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, Connecticut 06032
860-676-3132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2004

(Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 206156101	13D	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MT Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,705,842
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,705,842
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 3 of 4

Item 1.	Security and Issuer.

               This statement relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, Florida 33021.

Item 2.	Identity and Background.

               (a) (b) (c) MT Trading LLC is a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing.

The Members of the Filing Person are:
Sondra J. Beit, whose residence address is 42 Aspen Drive, South Glastonbury, CT 06073. Mrs. Beit is a paralegal with the law firm of Levy & Droney, P.C., 74 Batterson Park Road, Farmington, CT 06032.

Mark Paley, whose business address is Harvest Investments, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mr. Paley is a professional investor and principal of Harvest Investments LLC.

                (d)(e) During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                Securities of the issuer were purchased with funds contributed by the Members of the Filing Person for the purpose of making investments and using a margin account with the Filing Person's broker, Advest, Inc. 213 Court Street, Suite 650, Middletown, Connecticut 06547. The funds contributed by the members were personal funds.
Item 4.	Purpose of Transaction.

                The transaction has been effected primarily for investment purposes; however, the Filing Person may also seek to influence management and/or the Board of Directors, future prospects and consideration of possible sale of the Issuer to an outside party.

Item 5.	Interest in Securities of the Issuer.

                (a) As of October 22, 2004, the Filing Person owned 2,705,842 shares of the Issuer's Common Stock, no par value, representing 9.38% of the outstanding Common Stock of the Issuer. Sondra Beit, a Member of the Filing Person, owns 52,440 shares of the Issuer's Common Stock and is also a member of RH Trading LLC which owns 45,000 shares of the Issuer's Common Stock. Mark Paley is also a Member of RH Trading LLC.

                (b) MT Trading LLC has sole power to vote and dispose of such shares; however, Mr. Roger Beit, the husband of Sondra Beit, also has investment authority over the investment account in which such shares are held.

CUSIP NO: 206156101	13D	Page 4 of 4

                (c) During the past 60 days, MT Trading, LLC has made numerous trades in the Securities of the Issuer, all of which were made in broker's transactions at market prices.

                (d) Not applicable.

                (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                The Members of MT Trading LLC are Mark Paley and Sondra J. Beit, both of whom are also Members of RH Trading LLC, a shareholder of the Issuer. Sondra J. Beit is also a shareholder of the Issuer. LTC Racing LLC, also a shareholder of the Issuer, is principally owned by Thomas Logano, a business associate of Mark Paley and of Sondra Beit's husband, Roger Beit. Although no formal agreement exists, such persons can be expected to act in concert with respect to their investments.

Item 7.	Material to be Filed as Exhibits.

                None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004

MT TRADING, LLC

By:	S/SONDRA J. BEIT
Sondra J. Beit, Member